Certificate of Notification

                                    Filed by

                              THE SOUTHERN COMPANY


Pursuant to orders of the Securities and Exchange Commission dated August 18, 1999 and February 9, 2000 in the matter of File No. 70-9335.

                                         - - - - - - - - - - - - - - - - -

The Southern Company (Southern) hereby certifies to said Commission, pursuant to Rule 24, that the following transactions have been carried out in accordance with the terms and conditions of and for the purposes represented by the statement on Form U-1 and of said orders with respect thereto. The items listed below are in response to the reporting criteria as established in the proceeding referenced above. Such information for the quarter ended June 30, 2002 is as follows:

1. List the amount and type of securities, including guaranties sold during the quarter:

     None

2.   A statement describing the use of proceeds of the securities issued:

     N/A

3.   Statement describing Southern's equity ratio as of the end of the quarter:

     Southern's total capitalization as of June 20, 2002 was $22.695 billion consisting of $11.372 billion (50.1%) equity and $11.323 billion (49.9%) debt.

4. Statement describing the effect of the securities issued during the quarter on Southern's equity ratio:

     N/A



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                                    SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this certificate to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: August 8, 2002                                 THE SOUTHERN COMPANY



                                                      By: /s/Tommy Chisholm
                                                            Tommy Chisholm
                                                               Secretary